EduMatch

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Book Sales	42,053.39
4100 Royalty Income	43,422.90
4300 Pass Through Income	23,941.50
4400 Contract Sales	27,500.00
Total Income	**$136,917.79**
Cost of Goods Sold	
5000 Royalties Paid	58,271.83
5100 Book Proof Expenses	818.30
5300 Subcontractors	17,008.77
5400 Payment Processing Fees	1,546.46
5600 Book Printing & Reproduction	37,209.33
Total Cost of Goods Sold	**$114,854.69**
GROSS PROFIT	**$22,063.10**
Expenses	
6000 Advertising	500.00
6060 Bank Charges	783.65
6080 Bookkeeping & Accounting	3,533.75
6100 Client Gifts	217.78
6120 Dues & Subscriptions	119.00
6160 Insurance	215.00
6300 Legal & Professional	3,054.69
6320 Licenses & Permits	50.00
6400 Meals	150.00
6500 Office Expenses	893.29
6520 Postage	1,025.61
6710 Software Expenses	4,802.77
6720 Telephone & Internet	1,641.17
6740 Training & Education	3,778.00
6800 Travel Expenses	70.00
6840 Website Expenses	408.93
Storage	65.00
Total Expenses	**$21,308.64**
NET OPERATING INCOME	**$754.46**
Other Income	
7000 Interest Income	0.25
Cash Back Income	14.90
Total Other Income	**$15.15**

EduMatch

Profit and Loss
January - December 2021

	TOTAL
Other Expenses	
8100 Interest Expense	1,226.43
Total Other Expenses	**$1,226.43**
NET OTHER INCOME	**$ -1,211.28**
NET INCOME	**$ -456.82**

EduMatch

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Income (2808)	10.00
1010 Direct Costs 75 (5335)	9,206.51
1020 Profit 1 (0199)	50.00
1040 Tax 1 (0003)	5.00
1050 Profit/Tax Holding 2 (8805)	2,025.04
1060 PayPal (deleted)	9.99
Total Bank Accounts	**$11,306.54**
Total Current Assets	**$11,306.54**
TOTAL ASSETS	**$11,306.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2050 Capital One Spark (2011)	1,980.60
Total Credit Cards	**$1,980.60**
Total Current Liabilities	**$1,980.60**
Long-Term Liabilities	
2800 PPP Loan	0.00
2850 PayPal Loan	5,264.41
Total Long-Term Liabilities	**$5,264.41**
Total Liabilities	**$7,245.01**
Equity	
3000 Owner Contributions	46,900.03
3100 Owner Distributions	-58,651.30
3200 Retained Earnings	3,987.40
3300 PPP Loan Forgiveness	10,832.00
Opening Balance Equity	1,450.22
Net Income	-456.82
Total Equity	**$4,061.53**
TOTAL LIABILITIES AND EQUITY	**$11,306.54**

EduMatch

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-456.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2050 Capital One Spark (2011)	591.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**591.72**
Net cash provided by operating activities	**$134.90**
FINANCING ACTIVITIES	
2800 PPP Loan	0.00
2850 PayPal Loan	5,264.41
3000 Owner Contributions	9,090.12
3100 Owner Distributions	-21,799.30
3300 PPP Loan Forgiveness	10,832.00
Opening Balance Equity	1,450.22
Net cash provided by financing activities	**$4,837.45**
NET CASH INCREASE FOR PERIOD	**$4,972.35**
Cash at beginning of period	6,334.19
CASH AT END OF PERIOD	**$11,306.54**